SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934



                         For the month of February 2003


                       FRESENIUS MEDICAL CARE CORPORATION

                 (Translation of registrant's name into English)



                              Else-Kroner Strasse 1

                                61346 Bad Homburg

                                     Germany

                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F  [X]         Form 40-F  [ ]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


      Yes  [ ]               No  [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

                                    EXHIBITS

   Exhibit 99.1              Press release dated February 4, 2003

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



DATE: February 4, 2003


                                    FRESENIUS MEDICAL CARE
                                    AKTIENGESELLSCHAFT



                                    By: /s/ DR. BEN LIPPS
                                       -----------------------------------------
                                       Name: Dr. Ben Lipps
                                       Title: Chairman of the Management Board



                                    By: /s/ DR. ULF M. SCHNEIDER
                                       -----------------------------------------
                                       Name: Dr. Ulf M. Schneider
                                       Title: Chief Financial Officer


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